

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 2, 2008

<u>By facsimile to (212) 451-2222 and U.S. Mail</u>

Mr. Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, NY 10604

Re: WHX Corporation
        Pre-effective Amendment 5 to Registration Statement on Form S-1
        Filed June 27, 2008
        File No. 333-146803

Dear Mr. Kassan:

        We reviewed the filing and have the comments below.

<u>Fairness Opinion of Houlihan Smith & Company, Inc., page 36</u>

1.   Please tell us the purpose of the disclaimer you include in the second to last paragraph of
        this section: "Additionally, Houlihan has assumed, that the amended registration
        statement filed with the SEC on May 28, 2008 and the final prospectus with respect to
        the rights offering does not and will not contain an untrue statement of material fact or
        omit to state a material fact required to be stated therein or necessary to make the
        statements therein not misleading and that each investor's purchases therein are, and will
        be, in compliance with all laws and regulations applicable to the Company."

<u>Historical Price and Volume Statistics, page 38</u>

2.   Provide a summary of historical price data and volume statistics over the three year
        period.

Discounted Cash Flow Method, pages 39 and 40

3.   For the discounted cash flow method's status quo and post-transaction scenarios, disclose the revenue growth rate and EBITDA margin data over the six year period and the discount rates used by Houlihan. Explain the meaning of EBITDA as used in Houlihan's analysis. We note the information in the supplemental material provided in response to prior comment 6.

        We note the references to "appraisal reports prepared by third-party appraisal firms." Refer to comment 2 in our November 19, 2007 letter. Identify the independent third parties, and provide their consents as required by Rule 436(a) of Regulation C under the Securities Act.

Guideline Public Company Method, page 39

4.   Refer to prior comment 4.   Identify the companies that Houlihan selected for its guideline public company method, post-transaction. Disclose the market capitalization, enterprise value, and EV/EBITDA of each company. Disclose the mean and median multiples for each group of companies and the selected median multiples used by Houlihan based on Handy & Harman's and Bairnco's percent of total revenue. If Houlihan applied a discount from the selected median multiples, explain why and indicate what the discount was. Consider presenting the information in tabular format so that it is easy for investors to read and understand. We note the information in the supplemental material provided in response to prior comment 6.

Comparable Transactions Method, page 40

5.   Refer to prior comment 4. Identify the transactions that Houlihan selected for its comparable transactions method, post-transaction. Disclose the EV/EBITDA of each transaction and the mean and median multiples for each group of transactions and the selected median multiples used by Houlihan based on Handy & Harman's and Bairnco's percent of total revenue. If Houlihan applied a discount from the selected median multiples, explain why and indicate what the discount was. Consider presenting the information in tabular format so that it is easy for investors to read and understand. We note the information in the supplemental material provided in response to prior comment 6.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, WHX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If WHX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since WHX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If WHX requests acceleration of the registration statement's effectiveness, WHX should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve WHX from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- WHX may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that WHX provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steve Wolosky, Esq.
        Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        65 East 55th Street
        New York, NY 10022-1106

        Michael Reiner, Esq.
        Breslow & Walker LLP
        100 Jericho Quadrangle, Suite 230
        Jericho, NY 11753